

March 8, 2005

via U.S. Mail

Kathleen L. Quirk
Senior Vice President and Treasurer
McMoRan Exploration Co.
1615 Poydras Street
New Orleans, Louisiana 70112

> **Re:** **McMoRan Exploration Co.**
> Form S-3 filed December 29, 2004
> File No. 333-121779
>
> Response Letter dated February 15, 2005

Dear Ms. Quirk:

We have reviewed the above submissions and response letter and have the following comments. We have limited our review to the areas commented on below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1.   We note your response to our prior comment 1 and await your amended filings.

Selling Stockholders

2.   We note your response to our prior comment 4 and the proposed revisions reflected in the footnotes to the selling shareholder table. Please note that with respect to selling

shareholders you identify as affiliates of broker-dealers, you must also state, if true, that the selling shareholder, at the time of the acquisition of such shares, did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter. As currently disclosed, you have only stated that the selling shareholder acquired its shares in the ordinary course of business. In this respect, please revise the disclosure, as appropriate, with respect to the footnotes in which you identify affiliates of broker-dealers.

Similarly, in footnote (q) you identify JP Morgan Securities, Inc. as a registered broker-dealer, yet, you have not stated in the footnote whether JP Morgan Securities, Inc. received its shares as compensation for investment banking services. Please confirm whether or not the shares being sold by JP Morgan Securities, Inc. were received as compensation for its investment banking services. If you are unable to provide such confirmation, as noted in our prior comment 4, you must identify JP Morgan Securities, Inc. as an underwriter.

Closing Comments

As appropriate, please respond to this letter within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please direct all questions relating to the above to Mellissa Campbell Duru, at (202) 942-1930, or in her absence, to Tangela Richter, Branch Chief, at (202) 942-1837. Direct all correspondence to the following ZIP code: 20549-0405.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
        Douglas Currault II, Esq.
        Jones, Walker, Waechter
        Poitevent, Carrière & Denègre, L.L.P
        504-589-8412 (fax)

        T. Richter
        M.Duru